Atlas Technical Consultants, Inc.

13215 Bee Cave Parkway,

Building B, Suite 230

Austin, Texas 78738

Via EDGAR and Federal Express

June 11, 2020

Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Mara Ransom, Jim Allegretto

Re:	Atlas Technical Consultants, Inc.

Registration Statement on Form S-3

File No. 333-236470

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Atlas Technical Consultants, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-3 (Registration No. 333-236470), together with all exhibits and amendments thereto (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission. No securities were sold or will be sold under the Registration Statement. The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time.

Please address any questions you may have to Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334, Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647.

Sincerely,

Atlas Technical Consultants, Inc.

By:	/s/ David D. Quinn , Sr.
David D. Quinn , Sr. Chief Financial Officer

Enclosures

cc:	Mara Ransom (Securities and Exchange Commission)

Jim Allegretto (Securities and Exchange Commission)

Cara Wirth (Securities and Exchange Commission)

Lilyanna Peyser (Securities and Exchange Commission)

Walter Powell (Atlas Technical Consultants, Inc.)

Julian Seiguer (Kirkland & Ellis LLP)
Michael Rigdon (Kirkland & Ellis LLP)